SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, 50 pence par value per share
(Title of Class of Securities)

02311107
(CUSIP Number)

Fountain Healthcare Partners Fund 1, L.P.
Guild House, 4th Floor
Guild Street, IFSC
Dublin 1, Ireland
T: +353 1 5225100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 2401.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 02311107	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Fountain Healthcare Partners Fund 1, L.P. (“Fountain”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
6,107,087*, which are directly owned by Fountain.  Fountain Healthcare Partners Ltd. (“Fountain Partners”), the general partner of Fountain, and each of Manus Rogan (“Rogan”), a managing partner of Fountain Partners, Aidan King (“King”), a managing partner of Fountain Partners, Ena Prosser (“Prosser”), a partner of Fountain Partners, and Justin Lynch (“Lynch”), a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
6,107,087*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,107,087*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%**
14	TYPE OF REPORTING PERSON (See Instructions) PN
* Includes 2,500,000 Ordinary Shares represented by American Depositary Shares (“ADSs”), which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain.
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Fountain Healthcare Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
6,107,087*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
6,107,087*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,107,087*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%**
14	TYPE OF REPORTING PERSON (See Instructions) OO
* Includes 2,500,000 Ordinary Shares represented by ADSs, which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain].
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Manus Rogan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
6,107,087*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
6,107,087*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,107,087*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Includes 2,500,000 Ordinary Shares represented by ADSs, which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain.
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Aidan King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
6,107,087*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
6,107,087*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,107,087*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Includes 2,500,000 Ordinary Shares represented by ADSs, which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain.
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Ena Prosser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
6,107,087*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
6,107,087*, which are directly owned by Fountain.  Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,107,087*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Includes 2,500,000 Ordinary Shares represented by ADSs, which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain.
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Justin Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
6,107,087*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
6,107,087*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,107,087*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Includes 2,500,000 Ordinary Shares represented by ADSs, which are issuable upon exercise of outstanding, currently exercisable warrants of the Issuer owned of record by Fountain.
** Based on 101,301,982 Ordinary Shares outstanding, calculated as follows: 98,801,982 Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by the ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

SCHEDULE 13D

CUSIP NO. 02311107	Page 8 of 12 Pages

Explanatory Note:

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed on July 8, 2009, as amended on July 27, 2009, and October 27, 2009 (as amended, the “Schedule 13D”), on behalf of Fountain Healthcare Partners Fund 1, L.P. (“Fountain”), Fountain Healthcare Partners Ltd. , the general partner of Fountain (“Fountain Partners”), and each of Manus Rogan , a managing partner of Fountain Partners (“Rogan”), Aidan King, a managing partner of Fountain Partners (“King”), Ena Prosser, a partner of Fountain Partners (“Prosser”), and Justin Lynch, a venture partner and chief financial officer of Fountain Partners (“Lynch”, and, collectively, the “Fountain Reporting Persons”) and certain other reporting persons (collectively, the “Other Reporting Persons”) relating to the beneficial ownership of American Depositary Shares (“ADSs”) of ordinary shares, 50 pence par value per share (the “Ordinary Shares”) of Amarin Corporation plc (the “Issuer”).  This Amendment is being filed solely by the Fountain Reporting Persons to update the information relating to the Fountain Reporting Persons contained in the Schedule 13D.  This Amendment does not update any information relating to the Other Reporting Persons except to the extent that the Fountain Reporting Persons are aware of changes in ownership by such other persons as the result of Section 13 filings with the Securities and Exchange Commission.  Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule 13D.  Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following information with respect to the Fountain Reporting Persons:

The Fountain Reporting Persons purchased the securities of the Issuer reported in Amendment No. 3 for investment purposes.  Depending on the factors discussed herein, the Fountain Reporting Persons may, from time to time, acquire additional ADSs and/or retain and/or sell all or a portion of the ADSs held by the Fountain Reporting Persons in the open market, in block trades or in privately negotiated transactions, and/or may distribute the ADSs held by the Fountain Reporting Persons to their respective partners.  Any actions the Fountain Reporting Persons might undertake will be dependent upon the Fountain Reporting Persons' review of numerous factors, including, among other things, the price levels of the ADSs, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.  Except as set forth above, the Fountain Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP NO. 02311107	Page 9 of 12 Pages

Item 5.   Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are amended to amend and restate the references to Rows 7-11 and 13 of the cover page for each Fountain Reporting Person as follows:

See rows 7-11 and 13 of the cover page filed with this Amendment for each Fountain Reporting Person.  The percentage listed in Row 13 for each Fountain Reporting Person was calculated based upon 98,801,982 outstanding Ordinary Shares as of June 25, 2010, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 2,500,000 Ordinary Shares represented by ADSs issuable upon exercise of outstanding, currently exercisable warrants owned of record by Fountain.

Items 5(a) and (b) of the Schedule 13D are further amended to add the following information:

The Fountain Reporting Persons are not aware of any changes in ownership by the Other Reporting Persons other than as reported on their respective filings with the Securities and Exchange Commission on Schedules 13D or amendments thereto.

Item 5(c) of the Schedule 13D is amended to add the following information regarding the Fountain Reporting Persons:

In the past 60 days, Fountain has sold an aggregate of 1,610,304 ADSs in open market sales.  These sales occurred on various dates between September 8, 2010 and November 1, 2010 at prices ranging from $2.9342 to $3.2640 per share.

SCHEDULE 13D

CUSIP NO. 02311107	Page 10 of 12 Pages

Item 7.   Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended to add the following additional Exhibit (filed herewith):

Exhibit No.	Description:

Exhibit E	Agreement of Joint Filing among Fountain Partners Healthcare Fund 1, L.P., Fountain Healthcare Partners Ltd., Manus Rogan, Aidan King, Ena Prosser and Justin Lynch.

SCHEDULE 13D

CUSIP NO. 02311107	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

November 3, 2010

FOUNTAIN HEALTHCARE PARTNERS FUND 1, L.P.
By:	Fountain Healthcare Partners Ltd.,
an Irish Limited Company
Its: General Partner

/s/ Justin Lynch
(Signature)

Justin Lynch, CFO
(Name and Title)

FOUNTAIN HEALTHCARE PARTNERS LTD.
an Irish Limited Company

/s/ Justin Lynch
(Signature)

Justin Lynch, CFO
(Name and Title)

MANUS ROGAN

/s/ Manus Rogan
(Signature)

AIDAN KING

/s/ Aidan King
(Signature)

ENA PROSSER

/s/ Ena Prosser
(Signature)

JUSTIN LYNCH

/s/ Justin Lynch
(Signature)

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit E
Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the American Depositary Shares of ordinary shares, 50 pence par value per share, of Amarin Corporation plc shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  November 3, 2010

FOUNTAIN HEALTHCARE PARTNERS FUND 1, L.P.
By:	Fountain Healthcare Partners Ltd.,
an Irish Limited Company
Its: General Partner

/s/ Justin Lynch
(Signature)

Justin Lynch, CFO
(Name and Title)

FOUNTAIN HEALTHCARE PARTNERS LTD.
an Irish Limited Company

/s/ Justin Lynch
(Signature)

Justin Lynch, CFO
(Name and Title)

MANUS ROGAN

/s/ Manus Rogan
(Signature)

AIDAN KING

/s/ Aidan King
(Signature)

ENA PROSSER

/s/ Ena Prosser
(Signature)

JUSTIN LYNCH

/s/ Justin Lynch
(Signature)